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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9*
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              CRAY RESEARCH, INC.
                           (Name of Subject Company)

                              CRAY RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
              (Including Associated Common Share Purchase Rights)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                JOHN L. SULLIVAN
                                GENERAL COUNSEL
                              CRAY RESEARCH, INC.
                              655A LONE OAK DRIVE
                                EAGAN, MN 55121
                                 (612) 452-6650

          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                                    Copy to:
                             DANIEL R. KAPLAN, ESQ.
                     Proskauer Rose Goetz & Mendelsohn LLP
                                 1585 Broadway
                               New York, NY 10036
                                 (212) 969-3200

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*This  Solicitation/Recommendation  Statement on  Schedule  14D-9 relates  to an offer for 19,218,735 shares of common stock of Cray Research, Inc. by a wholly-owned subsidiary of Silicon Graphics, Inc.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Cray Research, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 655A Lone Oak Drive, Eagan, MN 55121. The title of the class of equity security to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock" or the "Shares") including the associated common stock purchase rights (the "Rights") to purchase Shares pursuant to a Common Shares Rights Agreement, dated as of May 15, 1989, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent. Unless the context otherwise requires, all references herein to the Shares shall include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by C Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Silicon Graphics, Inc., a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 29, 1996 (the "Schedule 14D-1"), to acquire 19,218,735 Shares, at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together with the Offer to Purchase constitute the "Offer" and are contained within the Schedule 14D-1).

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 1996 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement Purchaser will be merged with and into the Company (the "Merger" and, collectively with the Offer, the "Transaction"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as EXHIBIT 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Parent and the Purchaser are located at 2011 North Shoreline Boulevard, Mountain View, CA 94043-1389.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 6-13 of the Company's Proxy Statement, dated May 16, 1995, for its 1995 Annual Meeting of Stockholders (the "1995 Proxy Statement") in the section entitled "Compensation of Directors" and in the section entitled "Executive Compensation" under the following subheadings: "Compensation and Development Committee Reports," "Summary Compensation Table," "Stock Options -- Aggregate Option Exercises in the Last Fiscal Year and F-Y-End Option Values," "Stock Options -- Option Grants in Last Fiscal Year," and "Executives Severance Compensation Plan." Pages 6-13 of the 1995 Proxy Statement are filed as EXHIBIT 2 hereto and are incorporated herein by reference.

EMPLOYMENT AGREEMENT

    The Company entered into an employment agreement (the "Employment Agreement") with J. Phillip Samper ("Mr. Samper"), dated as of May 17, 1995, as amended. The following summary is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is filed as EXHIBIT 3 hereto and is incorporated herein by reference.

    Pursuant to the Employment Agreement, Mr. Samper serves as the Chairman and Chief Executive Officer of the Company during the period commencing on May 17, 1995 and ending on December 31, 1999 (the "Employment Period"), unless sooner terminated.

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
    The Employment Agreement contains a noncompetition provision the period of which continues until the first anniversary after the date on which Mr. Samper's employment ends. The Employment Agreement also contains confidentiality and non-disclosure provisions.

    In connection with the execution of the Employment Agreement, Mr. Samper was paid a signing bonus of $100,000. For all services to be rendered by Mr. Samper pursuant to the Employment Agreement, the Company pays Mr. Samper an annual base salary of $600,000 per year.

    While Mr. Samper is employed by the Company he is entitled to participate in the Company's Performance Incentive Plan (the "Incentive Plan"). For each plan year that Mr. Samper participates in the Incentive Plan, the Company agreed to pay him an amount that is based on a minimum performance target of 80 percent of Mr. Samper's eligible wages and a maximum performance target of 120 percent of his eligible wages, which amount, subject to the Guarantee Incentive Award (as defined below), shall be prorated for plan year 1995 to reflect the actual amount of eligible wages paid to Mr. Samper by the Company in 1995. For the first twelve months of the Employment Period, the Company is required to pay Mr. Samper under the Incentive Plan an amount equal to the greater of the amount to which Mr. Samper would otherwise be entitled under the Incentive Plan or an amount (the "Guaranteed Incentive Award") no less than Mr. Samper would have received if his minimum performance target of 80 percent of eligible wages had been achieved, which eligible wages shall be prorated for the plan year 1995 as provided above and shall be prorated for plan year 1996 based on an amount equal to $600,000 minus Mr. Samper's eligible wages under the Incentive Plan for 1995, regardless of the Company's actual performance, and regardless of whether Mr. Samper's employment was terminated prior to the end of plan years 1995 or 1996, as the case may be, provided that the total of the Guaranteed Incentive Award paid to Mr. Samper by the Company for the first twelve months of Mr. Samper's employment for plan years 1995 and 1996 does not exceed $480,000.

    Pursuant to the Company's 1989 Employee Benefit Stock Plan, as amended (the "1989 Stock Plan"), on May 17, 1995 the Compensation and Development Committee granted Mr. Samper (i) an option to purchase 300,000 shares of Common Stock at a price per share equal to the closing price for a share of Common Stock on the New York Stock Exchange on the last trading day immediately preceding the public announcement of Mr. Samper's agreement to be employed by the Company ($19.875 per share); and (ii) 200,000 shares of restricted Common Stock. On February 6, 1996, the Compensation and Development Committee of the Board of Directors granted Mr. Samper options to purchase 100,000 shares of Common Stock at an exercise price of $25.50 per share. All of such options and restricted stock were granted pursuant to the 1989 Stock Plan. All outstanding options shall be exercisable in full, whether or not then exercisable under the terms of their grant, and the restrictions on the restricted stock shall lapse upon a Change of Control (as defined in the 1989 Stock Plan).

    If Mr. Samper's employment with the Company is terminated under certain circumstances after a Change of Control (as such term is defined in the Cray Research, Inc. Executives Severance Compensation Plan ("The Executives Severance Plan")), then Mr. Samper shall receive from the Company as a result of such employment termination the greater of the amount provided by the Severance Plan or (A) Mr. Samper's base salary throughout the Employment Period or for two years, whichever is less, (B) the difference between $480,000 and the amount of the Guaranteed Incentive Award already paid to him, if any, and any other amount which he should be entitled to receive under the Incentive Plan and (C) an additional amount that is equal to (i) two years of base salary, minus (ii) the amount, if any, of Mr. Samper's vested retirement benefits under the Company's Retirement Savings Plan as it is then in effect.

STOCK OPTIONS AND RESTRICTED STOCK

    The 1989 Stock Plan provides for the issuance of restricted stock and options to purchase the Company's Common Stock. If a Change of Control (as defined in the 1989 Stock Plan) occurs, then from and after the date of such Change of Control all outstanding options shall be exercisable in full, whether or not then exercisable under the terms of their grant, and the restrictions on the restricted

                                       2
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stock shall lapse.  A schedule of  restricted stock and  options granted by  the
Compensation and Development Committee of the Board of Directors since December 31, 1995, to the Company's executive officers has been filed as EXHIBIT 4 hereto and is incorporated herein by reference.

    The Cray Research, Inc. Non-Employee Directors' Option Plan (the "Directors' Plan") provides for the issuance to non-employee directors of the Company of options to purchase authorized but unissued or reacquired Common Stock. The Directors' Plan provides for granting of an initial option for 10,000 shares of Common Stock on the date a director first assumes office as a director and the grant of an option for an additional 1,000 shares upon the reelection of such director at each subsequent annual stockholders' meeting. The Directors' Plan was amended on February 6, 1996, subject to stockholder approval, to provide that upon reelection, a director shall receive an option for 2,500 shares of Common Stock. The options granted are exercisable in four successive 25% cumulative annual installments commencing one year after the date of grant and do not automatically become exercisable upon a change of control of the Company.

THE MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement, a copy of which has been filed as EXHIBIT 1 hereto and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction, among other things, of the Minimum Condition (as defined in the Merger Agreement). Purchaser and Parent have agreed that no change in the Offer may be made without the prior written consent of the Company which decreases the price per Share payable in the Offer, changes the form of consideration to be paid in the Offer, reduces the maximum number of Shares to be purchased in the Offer, or changes or waives the Minimum Condition.

    Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for, as promptly as practicable after expiration of the Offer, all Shares validly tendered and not withdrawn; PROVIDED, HOWEVER, that notwithstanding the foregoing Parent may, in its sole discretion, extend the expiration date of the Offer for up to 15 business days, and agrees on a one-time basis, if all other conditions to the Offer have been met, to extend the expiration date for the Offer for 10 business days if on the relevant date of expiration at least 45% of the then outstanding Shares (calculated on a fully diluted basis) have been tendered and not withdrawn from the Offer.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the effective time of the Merger (the "Effective Time"), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. Upon consummation of the Merger, each Share held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company (collectively, "Ineligible Shares") shall be cancelled and retired without payment of any consideration thereof and cease to exist.

    Following completion of the Offer, the remaining Shares of the Company are expected to be converted at a one to one ratio into Parent Common Stock. As more completely described below, if fewer than 19,218,735 of the Shares are purchased in the Offer, the remaining Company stockholders will receive a fraction of a share of Parent Common Stock and cash for each Share so that the aggregate cash and stock consideration paid in the Merger is the same as if the Offer had been fully subscribed. Subject to adjustment to remove fractional shares, each remaining outstanding Share (other than Shares held by stockholders who have demanded and perfected appraisal rights, if any,

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
under Delaware Law) shall be converted into the right to receive (i) 1.00 fully paid and non-assessable share of common stock, par value $.001 per share of Parent ("Parent's Common Stock") (the "Exchange Ratio"); PROVIDED, HOWEVER, that if Purchaser accepts for payment and pays for less than 19,218,735 Shares in the Offer (the "Offered Number"), then the Exchange Ratio shall be equal to a fraction, (A) the numerator of which is equal to (x) the the number of outstanding shares immediately prior to the Effective Time (excluding Ineligible Shares) (the "Final Outstanding Number") PLUS (y) the number of Shares accepted and paid for ("Accepted Share Number") MINUS (z) the Offered Number and (B) the denominator of which is the Final Outstanding Number and (ii) if the Exchange Ratio has been adjusted pursuant to the immediately preceding PROVISO, an amount in cash equal to a fraction, (A) the numerator of which is the product of the Per Share Amount and the amount by which the Offered Number exceeds the Accepted Share Number and (B) the denominator of which is the Final Outstanding Number.

    Pursuant to the Merger Agreement, each share of common stock, no par value, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $1.00 per share, of the Surviving Corporation.

    Under the Merger Agreement, all options to purchase Company Common Stock granted under the Cray Research, Inc. 1985 Incentive Stock Option and Nonstatutory Option Plan (the "1985 Employee Plan"), the 1989 Stock Plan and the Directors' Plan and, together with the 1985 Employee Plan and the Stock Plan, the "Stock Option Plans") or pursuant to any other arrangement adopted by the Board to provide options to directors, officers or employees of the Company (in any such case, an "Option") then outstanding shall be assumed by Parent as set forth below. The above plans, along with all other employee related plans, are herein collectively referred to as the "Employee Plans."

    At the Effective Time, the Company's obligations with respect to each outstanding Option, whether vested or unvested, shall, by virtue of the Merger Agreement and without any further action of the Company, Parent or the holder of any Option, be assumed by Parent. Each Option so assumed by Parent under the Merger Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Stock Option Plan and the applicable stock option agreement as in effect immediately prior to the Effective Time, except that (i) such Option will be exercisable for that number of shares of Parent Common Stock equal to the product of the number of shares of Common Stock that were purchasable under such Option immediately prior to the Effective Time multiplied by 1.0, subject to adjustment to eliminate fractional shares, rounded up to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Option was exercisable immediately prior to the Effective Time by 1.0, subject to adjustment to eliminate fractional shares, and rounding the resulting exercise price up to the nearest whole cent.

    Pursuant to the Merger Agreement, the Company has agreed that it shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding any merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender or exchange offer) or similar transactions involving the Company or any subsidiaries of the Company (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"); PROVIDED, HOWEVER, that nothing contained in the Merger Agreement shall prevent the Board from referring any third party that contacts the Company on an unsolicited basis after the date of the Merger Agreement concerning an Alternative Transaction (as defined below) (provided that Parent is concurrently notified of such contact and referral). The parties have agreed that nothing contained in the Merger Agreement shall prevent the Board, after receiving an opinion of outside counsel to the effect that the Board is required to do so in order to discharge properly its fiduciary duties, from considering, negotiating, approving and recommending to the stockholders of the Company an unsolicited bona fide written Acquisition Proposal which the Board of Directors of the Company determines in good faith (after consultation

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with its financial advisors) (i) would result in a transaction more favorable to the Company's stockholders than the transaction contemplated by the Merger Agreement and (ii) is made by a person financially capable of consummating such Acquisition Proposal (any such Acquisition Proposal being referred to herein as a "Superior Proposal"). The Company shall immediately notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. If the Board receives a request for material nonpublic information by a party who makes a bona fide Acquisition Proposal and the Board determines that such proposal, if consummated pursuant to its terms is a Superior Proposal, then, and only in such case, the Company may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between the Company and Parent, provide such party with access to information regarding the Company. The Merger Agreement also provides that the Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent and Purchaser) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party. The Company shall ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this paragraph; and shall be responsible for any
breach  of  this  paragraph  by  such  bankers,  advisors  and   representatives
(PROVIDED, HOWEVER, that the Company shall not be liable for any consequential damages with respect to such breaches).

    For purposes of the Merger Agreement, "Alternative Transaction" means (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires more than 20% of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of the Company or the entity surviving such merger or business combination or (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company and its subsidiaries having a fair market value equal to more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction; PROVIDED, HOWEVER, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

    The Merger Agreement provides that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Parent shall, unless the Company shall otherwise agree in writing, conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent  with  past  practice, other  than  actions  taken by  Parent  or its subsidiaries in contemplation of the Merger, and shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company: (a) amend or otherwise change Parent's Certificate of Incorporation (other than with respect to immaterial changes thereto), or amend the terms of the Parent Common Stock;
(b) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, which, in each case, would materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement; (c) sell, transfer, license, sublicense or otherwise dispose of any material assets; or (d) take, or agree in writing or otherwise to take, any of the actions described in this paragraph or any action which would make any of the representations or

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warranties  of Parent contained  in the Merger Agreement  untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants thereunder or would result in any of the conditions to the merger to be satisfied by Parent not being satisfied.

    The Merger Agreement provides that promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next greatest whole number, on the Board as will give Purchaser representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding. The Merger Agreement also provides that, at such times, the Company will also cause (i) each committee of the Board of Directors, (ii) if requested by Purchaser, the board of directors of each of the Company's subsidiaries and
(iii) if requested by Purchaser, each committee of such board to include persons designated by Purchaser constituting the same percentage of each such committee or board as Purchaser's designees are of the Board. The Company shall, upon request by Purchaser, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser designees to be elected to the Board and shall cause Purchaser's designees to be so elected.

    The Merger Agreement provides that subject to applicable law, the Company shall promptly take all action necessary pursuant to the Merger Agreement and the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement and shall include in the Schedule 14D-9 mailed to stockholders promptly after the commencement of the Offer (or an amendment thereof or an information statement pursuant to Rule 14f-1 if Purchaser has not theretofore designated directors) such information with respect to the Company and its officers and directors as is required under
Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement. Parent and Purchaser will supply the Company and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    A copy of the information statement is attached hereto as SCHEDULE I and is incorporated herein by reference.

    Pursuant to the Merger Agreement, the Surviving Corporation and Parent shall honor the terms and provisions in the Employment Agreement, dated May 27, 1995, between the Company's chief executive officer, J. Phillip Samper, and the Company. The Merger Agreement also provides that the Surviving Corporation shall, subject to certain exceptions set forth in the Merger Agreement, offer severance benefits to the Company's employees generally consistent with those given in the Company's most recent reduction in force and, in general, in accordance with the 1995 Amended and Restated Severance Pay Plan for Cray Research, Inc.

    The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors or officers of the Company, unless such modification is required by law.

    The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's and Parent's, as the case may be, Certificate of Incorporation or By-Laws, indemnify and hold harmless, each director and officer of the Company or any of its subsidiaries (collectively, the "Indemnified Paries") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission by such director or officer by virtue of their holding the office of director or officer occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving corporation and Parent and (ii) neither the Surviving Corporation nor Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

    Pursuant to the Merger Agreement Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, upon exercise of the Options and upon conversion of the Convertible Debentures, to be approved for listing on the New York Stock Exchange, Inc. ("NYSE").

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, capitalization, compliance with law, material contracts, litigation, employee benefit plans, labor matters, Commission filings, real property and leases, taxes, intellectual property and environmental matters. In addition to the foregoing, the Merger Agreement also contains the representations of the Company described below.

    The Company has represented that the Board has taken all necessary action to amend the Rights Agreement, so that (A) none of the execution or delivery of the Merger Agreement or the making of the Offer will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or Purchaser or any of their affiliates to be deemed an "Acquiring Person" (as defined in the Rights Agreement) or (iii) the "Shares Acquisition Date" (as defined in the Rights Agreement) to occur upon any such event, (B) none of the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer or the consummation of the Merger will cause (i) the Rights to become exercisable under the Rights Agreement or (ii) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person or (iii) the Shares Acquisition Date to occur upon any such event, and (C) the "Expiration Date" (as defined in the Rights Agreement) shall occur no later than immediately prior to the purchase of shares pursuant to the Offer. The Company has also represented that the "Distribution Date" (as defined in the Rights Agreement) has not occurred.

    The Company has represented that the Board has taken all necessary action to amend the Cray Research, Inc. Executives Severance Compensation Plan, the Cray Research, Inc. Key Management/ Professional Severance Compensation Plan and the Cray Research, Inc. General Employee Severance Compensation Plan (collectively, the "Parachute Plans") so that none of the execution, delivery or performance of the Merger Agreement, including, without limitation, consummation of the Offer and the Merger shall constitute a "Change of Control" for the purposes of such Parachute Plans.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Registration Statement shall have been declared effective by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the Commission; (b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the

Company; (c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar binding legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; (e) the Parent Common Shares to be issued in the Merger, upon exercise of the Options and upon conversion of the Convertible Debentures shall have been approved for listing, subject to notice of issuance, on the NYSE; and
(f) Parent shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, Shares pursuant to the Offer.

    In addition to the foregoing, the obligations of Parent and Purchaser to effect the Merger are also subject to the following conditions: (a) the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by the Merger Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (iii) where the failure to be true and correct would not have a material adverse effect on the Company, with the same force and effect as if made on and as of the Effective Time; (b) the Company shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by the Company; (d) there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any of its subsidiaries of all or a material portion of the business or assets of Parent or any of its subsidiaries, or seeking to compel Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or any of its subsidiaries, as a result of the Merger or the transactions contemplated by the Merger Agreement; (e) since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of the Company or any subsidiary of the Company having or reasonably likely to have a material adverse effect; and (f) Parent shall have received from each officer and director and each other person who is identified as an "affiliate" of the Company an affiliate agreement, and each such affiliate agreement shall be in full force and effect.

    In addition to the foregoing, the obligation of the Company to effect the Merger is also subject to the following conditions: (a) the representations and warranties of Parent and Purchaser contained in the Merger Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by the Merger Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (iii) failures to be true and correct that would not have a material adverse effect on the Company, with the same force and effect as if made on and as of the Effective Time; (b) Parent and Purchaser shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time; (c) all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent and Purchaser for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated thereby shall have been obtained and made by Parent and Purchaser; and (d) since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any subsidiary of Parent having or reasonably likely to have a material adverse effect.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company: (a) by mutual written consent duly authorized by the boards of directors of Parent and the Company; or (b) by either Parent or the Company if the Merger shall not have been consummated by September 30, 1996 (PROVIDED that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (d) by Parent, if the Offer shall not have been consummated prior to June 30, 1996 (PROVIDED that Parent is not then in material breach of the Merger Agreement); or (e) by Parent, if (i) the Board shall withdraw, modify or change its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or shall have resolved to do so; or (ii) the Board shall have taken a "neutral" position with respect to an Alternative Transaction; or (iii) any person or "group" (other than Parent or an affiliate of Parent) becomes the owner of 20% or more of the outstanding shares of Company Common Stock; or (f) by Parent or the Company, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or Parent and Purchaser, respectively, set forth in the Merger Agreement or in certain events where the representations or warranties of the Company or Parent and Purchaser, respectively, shall have become untrue, (a "Terminating Breach"), PROVIDED that, if such Terminating Breach is curable prior to the expiration of 30 days from its occurrence (but in no event later than September 30, 1996) by Parent or the Company, as the case may be, through the exercise of its reasonable best efforts and for so long as Parent or the Company, as the case may be, continues to exercise such reasonable best efforts, neither the Company nor Parent, respectively, may terminate the Merger Agreement under this provision until the expiration of such period without such Terminating Breach having been cured; or
(g) by the Company or Parent, if the Board shall have resolved to accept, or accepted, a Superior Proposal.

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto, or any of its affiliates, directors, officers or stockholders except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

    Except as described herein, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

    The Company has agreed to pay Parent a fee of $25,000,000 (the "Fee"), plus actual, documented and reasonable out-of-pocket expenses of Parent, not in excess of $2,500,000, relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of Parent's counsel), if the Merger Agreement is terminated because (i) the Board has withdrawn or changed its recommendation of the Merger Agreement, the offer or the Merger in a manner adverse to Parent or taken a "neutral" position with respect to an Alternative Transaction or any person or group (other than Parent or an affiliate of Parent) becomes the owner of 20% or more of the outstanding shares of Common Stock, (ii) the Board has resolved to accept or accepted a Superior Proposal, (iii) the Company has committed a Terminating Breach and has failed to cure such breach in the manner set forth above, PROVIDED, that if the breach is curable prior to the expiration of 30 days from its occurrence (but in no event later than September 30, 1996) by the Company through the exercise of reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Parent may not terminate the Merger Agreement until the expiration of such period without such breach having been cured, (iii) the Offer has not been consummated by June 30, 1996 and an Alternative Transaction has been publicly announced and not withdrawn or (iv) an Alternative Transaction is consummated on or prior to December 31, 1996, provided Parent or Purchaser in each case is not in intentional material breach of its obligations under the Merger Agreement.

CONFIDENTIALITY AGREEMENT

    Parent and the Company entered into the confidentiality agreement, dated December 15, 1995 (the "Confidentiality Agreement"), a copy of which is filed as
EXHIBIT 5 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the parties agreed, among other things, that they would keep confidential certain information ("Evaluation Material") furnished to it by the other party and that they would use the Evaluation Material solely for the purpose of evaluating a business transaction between the parties.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting of the Board of Directors held on February 25, 1996, the Board of Directors, based upon and subject to the terms and conditions set forth in the Merger Agreement, unanimously approved and adopted the Merger Agreement, the Merger and the Offer; and recommended that the stockholders of the Company accept the Offer and adopt the Merger Agreement and the transactions contemplated thereby.

    A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as EXHIBIT 6 and EXHIBIT 7, respectively, and are incorporated herein by reference.

    (b)  BACKGROUND REASONS FOR THE BOARD'S RECOMMENDATION.

    BACKGROUND. Based upon past and anticipated conditions within the technology industry and the Company's operations, the Board of Directors has from time to time considered making acquisitions, forming strategic alliances and entering into business combinations with companies engaged in a similar or related business. Since 1994 the Company has had occasional discussions with other companies regarding potential strategic alliances and other opportunities for collaboration.

    On  October  5, 1995,  the  Executive Committee  of  the Board  of Directors
determined that  it would  be  in the  best interests  of  the Company  and  its stockholders for the Company to take an active approach in pursuing opportunities with other companies. The Board of Directors also authorized the executive officers of the Company to engage an investment banking firm to assist the Company with these efforts.

    On October 9, 1995, the Company retained Salomon Brothers Inc ("Salomon Brothers") on an exclusive basis to render financial advisory and investment banking services to the Company in connection with a possible combination with, or sale of a controlling interest in the Company to, another corporation or other business entity. The Company's efforts were not limited to acquisition discussions.

    On November 21, 1995, members of management met with representatives of Salomon and analyzed and discussed potential strategic alliances. In December, the Company communicated to representatives of several companies that the Company was interested in exploring opportunities for collaboration, strategic alliance or some form of business combination. Discussions and negotiations with certain of these companies followed.

    In late 1995, representatives of management initiated contact with Parent to determine if Parent had any interest in exploring a possible strategic alliance or business combination with the Company. Senior executives of the Company and Parent met on December 7, 1995 and agreed to have their respective representatives continue discussions.

    On December 15 and 16, 1996, the Company and Parent entered into a confidentiality agreement, attached hereto as EXHIBIT 5 and incorporated herein by reference, pursuant to which, among other things, the Company and Parent agreed that if either party received confidential non-public information concerning the other party, the party receiving such information would not disclose or use such information other than in connection with evaluating the proposed transactions between the parties. Representatives of the Company and representatives of the Parent then met and held discussions in connection with various possible relationships. In connection with the execution of the confidentiality agreement, the Company provided Parent with certain financial and other information regarding the Company and its business. Shortly thereafter a meeting of representatives was held at the Company's headquarters in Eagan, Minnesota. At the meeting, the parties discussed their respective product and technology plans and financial outlooks, and how the two companies might consolidate their operations in the event of a business combination. No acquisition proposal was made at or following this meeting, but representatives of the two companies continued to be in communication, and a follow-up meeting, including each company's financial and legal representatives, was held in California on Janaury 22, 1996.

    On February 3, 1996 representatives of the Company had a discussion with representatives of Parent in which Parent expressed the interest of its Board of Directors in pursuing a business combination with the Company whereby the Company would be maintained as a separate operating unit. Parent and the Company discussed the timetable for a due diligence evaluation of the Company in connection with the proposed business combination.

    On February 5, 1996, a regular meeting of the Board of Directors of the Company was held to discuss, among other things, the Company's strategic partnering efforts as well as the recent communications between representatives of the Company and representatives of Parent. At the meeting, the executive officers reviewed communications with Parent, the respective technological abilities of Parent and the Company as well as the potential synergies of a combination of the Company with the Parent and other matters related thereto. At the conclusion of the meeting, the Board determined that it would be consistent with the Company's objectives to continue to investigate a possible business combination with Parent as well as other possible strategic alternatives for the Company.

    On February 13, 1996, at a special meeting of the Board of Directors of the Company, management reviewed the status of its continuing discussions. Representatives of Salomon Brothers then reviewed the environment in which the Company operates, the pressures facing industry participants, strategies undertaken by other industry participants, the reaction of the stock market to major industry transactions, public trading values of Parent and the Company, valuations of the Company and the methodology by which such valuations were derived.

    On February 14, 1996, the parties and their financial and legal representatives met to discuss whether a business combination could be agreed to on terms acceptable to both sides. The parties discussed several possible transaction structures and values. After further discussions and negotiations, which continued into the following day, the parties agreed to discuss with their boards of directors a transaction valued at $30 per Share in cash for 75% of the Shares and one share of Parent Common Stock for each remaining Share.

    On February 18, 1996, a special meeting of the Board of Directors of the Company was held. At the meeting, the executive officers indicated that Parent was interested in acquiring the Company, subject to further due diligence, negotiation of a satisfactory agreement, approval by its Board of Directors and certain other conditions, pursuant to a cash tender offer to acquire 75% of the outstanding shares of common stock of the Company's for $30 per share, net to seller in cash, and followed by a merger in which each Share that remains
outstanding  will  be  converted  into  the  right  to  receive  one  share   of

Parent Common Stock. At the conclusion of the meeting the Board determined that the Company should continue to negotiate the terms of a business combination with Parent, including but not limited to the terms and provisions of a merger agreement, which would be subject to final review and approval by the Board of Directors.

    During the week of February 19, 1996, the parties conducted due diligence investigations of each other's businesses, negotiated the terms of a definitive merger agreement and, beginning in the afternoon of February 23, 1996, had meetings and telephone calls with certain key customers of the Company to discuss the potential transaction.

    On February 25, 1996, a special meeting of the Board of Directors of the Company was held. At such meeting, the Board reviewed with certain of its executive officers, legal counsel and financial advisors the discussions and negotiations between the Company and Parent. Following such discussions, the Board heard presentations by its legal counsel on the terms and conditions contained in the proposed Merger Agreement and by Salomon Brothers on its analysis of the proposed transaction. The termination provisions, as modified through negotiations, were described to the Board and matters related to the effects of the termination provisions were discussed with the Board. Representatives of Salomon Brothers then discussed matters related to the proposed transaction with Parent. At the conclusion of their presentation, Salomon Brothers delivered its oral opinion to the Board (subsequently confirmed by a written opinion) that, as of such date, the $30.00 in cash to be received by the holders of shares in the Offer and the consideration to be received in the Merger is fair to the stockholders of the Company from a financial point of view. Thereafter, the Board authorized the Offer, the Merger and the execution and delivery of the Merger Agreement substantially in the form presented to it; and recommended that the stockholders of the Company accept the Offer and tender their shares to Parent and approve and adopt the Merger Agreement.

    REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD. In approving the Merger, the Offer and the Merger Agreement and recommending that all stockholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

        1. the financial and other terms and conditions of the Offer, the Merger and Merger Agreement;

        2. the presentation of Salomon Brothers at the February 25, 1996 Board of Directors' meeting and the opinion of Salomon Brothers (the "Opinion") to the effect that, as of the date of the Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares in the Transaction is fair, from a financial point of view, to such holders. The full text of the Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Salomon Brothers, is attached hereto as EXHIBIT 8 and is incorporated herein by reference. Stockholders are urged to read the Opinion carefully in its entirety;

        3. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

        4. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

        5. the compatibility of the business and operating strategies of the Parent and the Company;

        6. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or knowingly encouraging any potential Acquisition Proposal (as defined in the Merger Agreement) does permit the Company to furnish non-public information to, or to enter into, maintain or continue discussions and negotiations with, any person or entity that makes an unsolicited inquiry, offer or proposal relating to an Acquisition Proposal after the date of the

    Merger Agreement, if the Board of Directors, after consultation with its financial advisors and based upon the advice of counsel, determines that it is necessary to do so in the exercise of its fiduciary duties;

        7. the fact that in the event that the Board decided to accept a Superior Proposal (as defined in the Merger Agreement) of a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $25 million plus actual documented expenses and reasonable out-of-pocket expenses of Parent, not in excess of $2,500,000 relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of Parent's counsel) (or approximately $1.00 per outstanding Share). The Board, after considering, among other things, the advice of Salomon Brothers, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

        8. the fact that the terms of Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party; and

        9.    the  regulatory  approvals  required  to  consummate  the  Merger,
    including,   among  others,  antitrust  approvals,  and  the  prospects  for receiving such approvals.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company and Salomon Brothers entered into an agreement dated October 9, 1995 (the "Retention Letter") pursuant to which Salomon Brothers was retained as the Company's financial advisor in connection with a possible sale, merger, consolidation, tender offer or other transaction involving the Company (a "Significant Transaction"). For its services as financial advisor in connection with these possible transactions, the Company has agreed to pay Salomon Brothers the following fees: (a) $75,000, paid upon the Company's execution of the Retention Letter; plus (b) an additional fee of $425,000, contingent upon and payable promptly following the execution of a definitive agreement to affect a Significant Transaction; plus (c) an additional fee to be contingent upon the consummation of a Significant Transaction and payable at the closing thereof equal to $2,500,000. The Company has also agreed to reimburse Salomon Brothers for its reasonable out-of-pocket expenses (including the fees and disbursements of its counsel) and to indemnify Salomon Brothers against certain liabilities and expenses.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been affected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than grants of restricted stock and options.

    (b) The Company does not know the extent to which its executive officers and directors plan to tender pursuant to the Offer or hold any Shares beneficially owned by them, nor does the Company know of any current intention by its executive officers or directors to otherwise dispose of such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) and Item 4, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                          DOCUMENT
-----------  ----------------------------------------------------------------------------------------
Exhibit 1    Agreement and Plan of Merger dated as of February 25, 1996 between Cray Research, Inc.,
             Silicon Graphics, Inc. and C Acquisition Corporation.
Exhibit 2    Pages 6-13 of the Company's Proxy Statement dated May 16, 1995.
Exhibit 3    Employment Agreement, dated May 17, 1995 between Cray Research, Inc. and J. Phillip
             Samper.
Exhibit 4    Schedule of Stock Options Granted to Executive Officers on February 6, 1996.
Exhibit 5    Confidentiality Agreement dated December 15, 1995 between Cray Research, Inc. and
             Silicon Graphics, Inc.
Exhibit 6    Letter to Stockholders of Cray Research, Inc. dated February 29, 1996.
Exhibit 7    Press Release issued by Silicon Graphics, Inc. and Cray Research, Inc. dated February
             26, 1996.
Exhibit 8    Opinion, dated February 25, 1996, of Salomon Brothers Inc.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CRAY RESEARCH, INC.

                                          By        /s/ J. Phillip Samper

                                             -----------------------------------
                                                     CHAIRMAN AND CHIEF
                                                      EXECUTIVE OFFICER

Dated: February 29, 1996

                                                                      SCHEDULE I
                              CRAY RESEARCH, INC.
                              655A LONE OAK DRIVE
                                EAGAN, MN 55121
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULES 14F-1 THEREUNDER

    The Information Statement is being mailed on or about February 29, 1996 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company (the "Purchaser Designees"). The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "General Information Regarding the Company." You are urged to read this Information
Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Parent commenced the Offer on February 29, 1996. The Offer is scheduled to expire at 12:00 Midnight on March 27, 1996, unless the Offer is extended.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company. Each Share entitles its record holder to one vote. As of February 22, 1996, there were 25,624,980 Shares issued and outstanding.

ELECTION OF DIRECTORS

    The Merger Agreement provides that promptly upon the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next greatest whole number, on the Board as will give Purchaser representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding. The Merger Agreement also provides that, at such times, the Company will also cause (i) each committee of the Board of Directors, (ii) if requested by Purchaser, the board of directors of each of the Company's subsidiaries and
(iii) if requested by Purchaser, each committee of such board to include persons designated by Purchaser constituting the same percentage of each such committee or board as the Purchaser Designees are of the Board. The Company shall, upon request by Purchaser, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser designees to be elected to the Board and shall cause the Purchaser Designees to be so elected.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Parent of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than March 28, 1996, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board of Directors of the Company.

    Biographical information concerning each of the Purchaser Designees is presented below.

PURCHASER DESIGNEES

    Purchaser has informed the Company that the Purchaser Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who the Purchaser has designated as the Purchaser Designees.

    The current business address of each person is 2011 North Shoreline Boulevard, Mountain View, California 94043-1389. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with Parent.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP AND                        MATERIAL POSITIONS HELD DURING THE PAST FIVE
         CURRENT BUSINESS ADDRESS                           YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------------------------  ------------------------------------------------------------------
Edward R. McCracken                          Director
UNITED STATES                                Chairman and Chief Executive Officer.
                                             Mr. McCracken became Chairman of Parent in 1994.
Thomas A. Jermoluk                           Director
                                             President and Chief Operating Officer
                                             Mr. Jermoluk became an Executive Vice President of Parent in 1991, was named Chief Operating Officer in 1992, and President in 1994.
                                             Mr. Jermoluk, who joined Parent in 1986, was Parent's Vice
                                             President and General Manager, Advanced Systems Division, from
                                             1988 to 1991.
Stanley J. Meresman                          Senior Vice President, Finance and Chief Financial Officer
UNITED STATES
Kenneth L. Coleman                           Senior Vice President, Administration
UNITED STATES
William M. Kelly                             Director
                                             Vice President
                                             Mr. Kelly joined Parent in 1994 as Vice President, Business
                                             Development, General Counsel and Secretary. Prior to joining
                                             Parent, Mr. Kelly had practiced law since 1978 with the firm of
                                             Shearman & Sterling, most recently as co-managing partner of that firm's San Francisco office, located at 555 California Street,
                                             Suite 2000, San Francisco, California 94104.
Daniel P. McBride                            Vice President, Controller
UNITED STATES

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME, CITIZENSHIP AND                        MATERIAL POSITIONS HELD DURING THE PAST FIVE
         CURRENT BUSINESS ADDRESS                           YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------------------------  ------------------------------------------------------------------
Robert W. Saltmarsh                          Vice President, Treasurer
                                             Mr. Saltmarsh joined Parent in February 1996 as Vice President,
                                             Treasurer. Between 1994 and 1995, Mr. Saltmarsh served as Chief
                                             Financial Officer of Radius, Inc. (215 Moffett Park Drive,
                                             Sunnyvale, CA 94089) and prior to that spent 12 years with Apple
                                             Computer, Inc. (20525 Mariani Avenue, Cupertino CA 95014) in
                                             several executive positions, most recently serving as Vice
                                             President of Finance.

                                 EXHIBIT INDEX

EXHIBIT NO.                                               DOCUMENT
-----------  --------------------------------------------------------------------------------------------------
Exhibit 1    Agreement and Plan of Merger dated as of February 25, 1996 between Cray Research, Inc., Silicon
              Graphics, Inc. and C Acquisition Corporation.
Exhibit 2    Pages 6-13 of the Company's Proxy Statement dated May 16, 1995.
Exhibit 3    Employment Agreement, dated May 17, 1995 between Cray Research, Inc. and J. Phillip Samper.
Exhibit 4    Schedule of Stock Options Granted to Executive Officers on February 6, 1996.
Exhibit 5    Confidentiality Agreement dated December 15, 1995 between Cray Research, Inc. and Silicon
              Graphics, Inc.
Exhibit 6    Letter to Stockholders of Cray Research, Inc. dated February 29, 1996.
Exhibit 7    Press Release issued by Silicon Graphics, Inc. and Cray Research, Inc. dated February 26, 1996.
Exhibit 8    Opinion, dated February 25, 1996 of Salomon Brothers Inc.